FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  January 2003
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Commission File Number:  016353
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Lucky 1 Enterprises Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---





NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


January 6, 2003


Further to the Company's News Release dated November 4, 2002 the Company wishes to announce that pursuant to the Licensing Agreement with Las Vegas From Home.com Entertainment Inc.
("Las Vegas") the Company has paid the agreed License Fee of Canadian $200,000 to Las Vegas for the development costs of certain gaming software consisting of three games, as a result of which, the certain gaming software consisting of three games is now equally owned by the Company and Las Vegas.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US
AT TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.


"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian, President





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, President)

Date:	January 7, 2003
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